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                          June 16, 2020

       Darren Lampert
       Chief Executive Officer
       GrowGeneration Corp.
       930 W 7th Ave, Suite A
       Denver, Colorado 80204

                                                        Re: GrowGeneration
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed June 10, 2020
                                                            File No. 333-239058

       Dear Mr. Lampert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott M.
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services